SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
19 NOVEMBER 2003
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
DEALINGS IN ANGLOGOLD SECURITIES BY DIRECTORS

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")
ISIN: ZAE000043485 JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the following directors have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme. This resulted in the following ordinary shares of the company having been allotted and traded on the JSE:

Details
J G Best
D L Hodgson
Date exercised and sold
13 November 2003
13 November 2003
Type of interest
Beneficial
Beneficial
Number of shares
25,800
9,600
Date options granted
31 August 1998 and
16 February 1998
16 February 1998 and
03 July 1997
Vesting period
Over a 5 year period
Over a 5 year period
Option exercise price
6,200 options at R108.00
19,600 options at R104.00
R104.00
Sale price (average)
R296.1125
R296.1828
% of total shares in issue
0.011568145
0.004304426

Details
K H Williams
Date exercised and sold
18 November 2003
Type of interest
Beneficial
Number of shares
500
Date options granted
16 February 1998
Vesting period
Over a 5 year period
Option exercise price
R104.00
Sale price (average)
R290.0000
% of total shares in issue
0.00224184

19 November 2003

Sponsor

UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 19 NOVEMBER 2003
By:    /s/ C R BULL
Name: C R Bull
Title: Company Secretary